UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated March 1, 2007
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
·     Press Release dated February 5, 2007.
·     Press Release dated February 7, 2007.
·     Press Release dated February 22, 2007.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: March 1, 2007	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge to present at the 2007 Credit Suisse Energy Summit
CALGARY, Alberta, February 5, 2007 — Stephen J. Wuori, Enbridge Inc. Executive Vice President, Chief Financial Officer & Corporate Development will be presenting at the Credit Suisse Energy Summit in Vail Colorado on Thursday, February 8, 2007 at 7:40 a.m. Mountain Standard Time.
To view the live webcast of the presentation, visit the Investor page of the Enbridge Inc. website: http://www.enbridge.com/investor/
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge conducts Open Season on new Gulf of Mexico oil pipeline
CALGARY, Alberta, February 7, 2007 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that it will conduct a non-binding Open Season for firm capacity on a new 26-mile, 20-inch diameter deepwater crude oil pipeline in the Gulf of Mexico. The pipeline will transport oil from the Green Canyon, Block 613, to a sub-sea connection with the Caesar Oil Pipeline Company, LLC, system in Green Canyon, Block 650.
The new Enbridge pipeline, anticipated to be in service by September 2007, will have a design capacity of 60,000 barrels per day and a maximum allowable operating pressure of 3,150 pounds per square inch.
“This new crude oil pipeline continues the organic growth of our deepwater offshore business,” said Doug Krenz, Vice President, Gas Transportation and Development, Enbridge. “The project is a logical expansion of our infrastructure in this important production basin and complements our offshore natural gas business.”
The Open Season will commence at 8 a.m. (CST) Thursday, February 15, 2007, and will end at 5 p.m. (CST) Friday, March 23, 2007. A one-part, firm, non-discountable transportation rate per barrel (to be disclosed to shipper by Enbridge after a confidentiality agreement is executed) will apply to all shippers who are successful in negotiating definitive agreements arising out of the Expressions of Interest submitted during the Open Season.
Any party interested in contracting for firm capacity on this new pipeline should complete an Expression of Interest form and submit it during the Open Season period to Keith Freeman, Enbridge Offshore Facilities, LLC, 1100 Louisiana, Suite 3300, Houston, Texas 77002. For more information — or to obtain an Expression of Interest form and ensure inclusion in the Expression of Interest mailing list — please contact Keith Freeman at the above-referenced address or by telephone at (832) 214-5723.
Enbridge Inc. has wholly owned or joint venture interests in 11 transmission and gathering pipelines in five major pipeline corridors in Louisiana and Mississippi offshore waters of the Gulf of Mexico. Throughput on these pipelines averages approximately 2.5 billion cubic feet per day of natural gas — approximately half of all deepwater Gulf of Mexico natural gas production.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:

Media	Investment Community
Larry Springer	Bob Rahn
(713) 821-2253	(403) 231-7398
E-mail: larry.springer@enbridge.com	E-mail: bob.rahn@enbridge.com

Media
Glenn Herchak
(403) 266-7906
E-mail: glenn.herchak@enbridge.com

NEWS RELEASE
Enbridge to present at the CIBC World Markets 2007 Whistler Institutional Investor Conference
CALGARY, Alberta, February 22, 2007 — Patrick D. Daniel, Enbridge Inc. President & Chief Executive Officer will be presenting at the CIBC World Markets Institutional Investor Conference in Whistler on Friday, February 23, 2007 at 9:10 a.m. Pacific Standard Time.
To view the webcast, visit the Investor page of the Enbridge Inc. website: http://www.enbridge.com/investor/
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com